As filed with the Securities and Exchange Commission on March 3, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

NATIONAL INTERSTATE CORPORATION

Name of Subject Company (issuer)

GREAT AMERICAN INSURANCE COMPANY

a wholly-owned subsidiary of

AMERICAN FINANCIAL GROUP, INC.
(Names of Filing Persons (other person(s))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

63654U100
(CUSIP Number of Class of Securities)

Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

This statement is filed in connection with (check the appropriate box):

a.  ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☒ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation Of Filing Fee
TRANSACTION VALUATION	AMOUNT OF FILING FEE
$285,637,980.00	$36,790.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001288.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.
Amount Previously Paid: $36,790.18	Filing Party: American Financial Group, Inc.
Form or Registration No.: Schedule TO/A	Date Filed: February 18, 2014

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Item 15. ADDITIONAL INFORMATION	1

INTRODUCTION

This Amendment No. 4 to Schedule 13E-3 Transaction Statement on Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as so amended and supplemented, the “Schedule 13E-3” or the “Transaction Statement”) filed on February 5, 2014 by (1) American Financial Group, Inc., an Ohio corporation (“AFG”), and (2) Great American Insurance Company, an Ohio corporation and a direct wholly-owned subsidiary of AFG (“Purchaser”) (collectively, the “Filing Persons”). This Transaction Statement relates to the tender offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”) other than Shares owned by Purchaser, at a purchase price of $30.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 21, 2014 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

Under the rules governing “going private” transactions, AFG, Purchaser, and National Interstate are deemed to be engaged in a “going private” transaction and are therefore required to, among other things, express their reasons for the transactions described in the Amended and Restated Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(vii) of the Schedule TO dated February 5, 2014 and their views as to the fairness of the transactions to National Interstate’s unaffiliated shareholders.

ITEM 15. ADDITIONAL INFORMATION.

Effective March 3, 2014 Purchaser has waived the Minimum Tender Condition. The Minimum Tender Condition had required that, following the Offer, Purchaser must own Shares of National Interstate common stock that, when added to the Shares it currently owns, represents at least 90% of the outstanding Shares of National Interstate on a fully diluted basis. Under the amended Offer, Purchaser will purchase any and all Shares tendered by National Interstate shareholders into the offer. Accordingly, all references to the Minimum Tender Condition are deleted. Purchaser has also extended the expiration date and withdrawal rights to 12:00 midnight, Eastern time, on March 17, 2014. The Offer was previously scheduled to expire at 12:00 midnight, Eastern time, on March 6, 2014. Accordingly, all references to March 6, 2014 as the Expiration Date shall be replaced with March 17, 2014. Except for the extension of the Expiration Date and the waiver of the Minimum Tender Condition, all other terms and conditions of the Offer remain unchanged.

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ITEM 16. EXHIBITS.

Item 16 of the Transaction Statement is hereby amended in its entirety to read as follows:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated February 5, 2014 (incorporated by reference to Exhibit 99.(a)(1)(i) to the Schedule TO filed on February 5, 2014).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.(a)(1)(ii) to the Schedule TO filed on February 5, 2014).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.(a)(1)(iii) to the Schedule TO filed on February 5, 2014).
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.(a)(1)(v) to the Schedule TO filed on February 5, 2014).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.(a)(1)(v) to the Schedule TO filed on February 5, 2014).
(a)(1)(vi)	Summary Advertisement published in The New York Times on February 5, 2014 (incorporated by reference to Exhibit 99. (a)(1)(vi) to the Schedule TO filed on February 5, 2014).
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated February 21, 2014 (incorporated by reference to Exhibit 99.(a)(1)(vii) to Amendment No. 2 to the Schedule TO filed on February 21, 2014).
(a)(1)(viii)	Amended and Restated Letter of Transmittal (incorporated by reference to Exhibit 99.(a)(1)(viii) to Amendment No. 2 to the Schedule TO filed on February 21, 2014).
(a)(1)(ix)	Amended and Restated Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.(a)(1)(ix) to Amendment No. 2 to the Schedule TO filed on February 21, 2014).
(a)(1)(x)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.(a)(1)(x) to Amendment No. 2 to the Schedule TO filed on February 21, 2014).
(a)(1)(xi)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.(a)(1)(xi) to Amendment No. 2 to the Schedule TO filed on February 21, 2014).
(a)(1)(xii)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 19, 2014 (incorporated by reference to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiii)	Fairness Opinion of Duff & Phelps, LLC, dated February 17, 2014 (incorporated by reference to Exhibit 99.(a)(1)(xiii) to Amendment No. 2 to the Schedule TO filed on February 21, 2014).
(a)(1)(xiv)	Tender Offer Statement on Schedule TO, dated February 5, 2014 (incorporated by reference to the Schedule TO filed on February 5, 2014).
(a)(1)(xv)	Tender Offer Statement (Amendment No. 1) on Schedule TO, dated February 18, 2014 (incorporated by reference to the Schedule TO (Amendment No. 1) filed on February 18, 2014).
(a)(1)(xvi)	Tender Offer Statement (Amendment No. 2) on Schedule TO, dated February 21, 2014 (incorporated by reference to the Schedule TO (Amendment No. 2) filed on February 21, 2014).
(a)(5)(i)	Press Release, issued by AFG, dated February 5, 2014 (incorporated by reference to Exhibit 99.(a)(5)(i) to the Schedule TO filed on February 5, 2014).
(a)(5)(ii)	Press Release, issued by AFG, dated February 18, 2014 (incorporated by reference to Exhibit 99.(a)(5)(ii) to Amendment No. 1 to the Schedule TO filed on February 18, 2014).
(a)(5)(iii)	Press Release, issued by AFG, dated March 3, 2014 (incorporated by reference to Exhibit 99. (a)(5)(iii) to Amendment No. 7 to the Schedule TO filed on March 3, 2014).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 3, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
	Name:	Karl J. Grafe
	Title:	Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Stephen C. Beraha
	Name:	Stephen C. Beraha
	Title:	Assistant Vice President, Assistant General Counsel and Assistant Secretary